SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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Federated Stock and Bond Fund
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Filed by:  Federated Stock and Bond Fund

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company:   Federated Managed Allocation Portfolios for its portfolio, Federated Managed Allocation Portfolios
Commission File No. 811-1

Dear Federated Target ETF Fund (2015, 2025, and 2035) shareholders:

Thank you for investing with Federated funds.

Your fund’s adviser is recommending reorganizing each of the Federated Target ETF Funds (“ETF Funds”) with a much larger fund, Federated Stock and Bond Fund. As the enclosed proxy statement/prospectus explains, the larger fund includes the same portfolio managers as the ETF Funds plus additional veteran portfolio managers.  Federated Stock and Bond Fund and the ETF Funds also invest in both equity and fixed income investments.

The ETF Funds have been unable to reach an economically viable size since their April 2006, inception. As a result, the adviser of the ETF Funds believes you would benefit from the proposed reorganizations for several reasons. The Federated Stock and Bond Fund is anticipated to provide:

•	A more viable fund with the potential for greater economies of scale;
•	A longer performance record with competitive performance;
•	Greater flexibility in determining the mix between equities and fixed income securities.

As noted in the proxy statement/prospectus, the funds’ objectives are different in that the ETF Funds seek to provide current income consistent with their current asset allocation which will emphasize a decreasing allocation to equity securities as the Fund’s target year approaches, while Federated Stock and Bond Fund seeks relative safety of capital with the possibility of long-term growth of income. Your fund’s advisers believe that while shareholders should consider the difference in investment objectives, the advantages of the proposed reorganization(s) outweigh any potential disadvantage of the different investment objectives.

I encourage you to review the enclosed proxy statement/prospectus and vote for the proposed reorganization(s). Your vote is very important to us, no matter how many shares you own. You can vote by telephone, by mail, or via the Internet. Please refer to your ballot for the appropriate telephone number or Internet address.

Within a couple weeks of receiving the proxy, you may also receive a phone call requesting you to vote.

Thank you again for investing in Federated funds.

Sincerely,

/s/ Philip J. Orlando
Philip J. Orlando
Sr. Portfolio Manager of the Federated Target ETF Funds and the Federated Stock and Bond Fund
Federated Securities Corp.

Filed by: Federated Stock and Bond Fund

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company: Federated Managed Allocation Portfolios for its portfolios Federated Target ETF Funds
Commission File No. 811-1

Federated Managed Allocation Portfolios Federated Target ETF Fund 2015 Federated Target ETF Fund 2025 Federated Target ETF Fund 2035

Prospectus/Proxy Statement - Please Vote!

TIME IS OF THE ESSENCE. . .VOTING ONLY TAKES A FEW MINUTES AND YOUR PARTICIPATION IS IMPORTANT!  ACT NOW TO HELP US AVOID ADDITIONAL EXPENSE.

Federated Target ETF Funds (the “ETF Funds”), portfolios of Federated Managed Allocation Portfolios (the “Trust”), will hold a special meeting of shareholders of the ETF Funds on June 10, 2009.  It is important for you to vote on the issues described in this Proxy Statement.  We recommend that you read the Proxy Statement in its entirety; the explanation will help you to decide on the issues.

Following is an introduction to the process and the proposal.

Why am I being asked to vote?
Mutual funds are required to obtain shareholders’ votes for certain types of changes, like the ones included in this Prospectus/Proxy Statement.  You have a right to vote on these changes.

What are the proposals?
Under the proposed Agreements and Plans of Reorganization, each of the ETF Funds (2015, 2025, 2035) would be reorganized into Federated Stock and Bond Fund (each a “Reorganization and collectively, the “Reorganizations”).

Why are the Reorganizations being proposed?
The ETF Funds, despite efforts to increase the salability of the funds since launched in April of 2006, have not been able to reach an economically viable size. The Adviser has advised the Board that it believes that the Reorganizations will result in current shareholders of the ETF Funds receiving shares in a fund with greater long-term viability.

The ETF Funds and the Federated Stock and Bond Fund pursue their investment objectives primarily by investing in a mix of equity and fixed-income investments.  Unlike the Federated Stock and Bond Fund, each ETF Funds’ portfolio is constructed by the Adviser by using an asset allocation process and is managed according to the specific target retirement date reflected in each ETF Funds’ name.  The Reorganization would provide shareholders of each ETF Fund with shares of Federated Stock and Bond Fund, an investment product that gives them exposure to both equity and fixed-income investments.

The Federated Stock and Bond Fund has greater flexibility in its asset allocations and will invest between 20% and 80% of its assets in equity securities and between 20% and 80% of its assets in fixed- income securities, during normal market conditions.  The Federated Stock and Bond Fund’s asset mix is adjusted based on the Adviser’s view of economic and market conditions.  Due to their different investment objectives and strategies, shareholders of the ETF Funds will likely have a different allocation to equity and fixed income investments if the Reorganizations are approved and they become shareholders of the Federated Stock and Bond Fund.

Why has the Federated Stock and Bond Fund been proposed for the Reorganization?
•	The Fund’s flexibility allows it to be well allocated to stocks or bonds in various market cycles.

•	The Fund has a longer track record.

•	The same portfolio managers are responsible for asset allocation decisions in the Federated Stock and Bond Fund as are responsible for the ETF Funds.

•	The Federated Stock and Bond Fund has competitive performance.

How do the proposed Reorganizations affect shareholders?
If the Reorganizations are approved, the ETF Funds’ shareholders will be shareholders of the corresponding share class of the Federated Stock and Bond Fund.

Will an Institutional Share class be added to the Federated Stock and Bond Fund?
Yes.  An Institutional Share class has been added to the Federated Stock and Bond Fund and has an anticipated effective date of June 12, 2009.  Each shareholder who owns ETF Funds IS shares will own the IS share class in the Federated Stock and Bond Fund post-Reorganization(s).

How does the performance among the funds involved in the Reorganization(s) compare?
The performance history of the Federated Stock and Bond Fund will survive post-Reorganization(s).  The following chart shows recent performance for the Class A shares of all 4 funds.

Annualized Total Returns Since Inception 4/6/06*
Federated Stock and Bond Fund A	-5.34%
Federated Target ETF Fund 2015 A	-6.68%
Federated Target ETF Fund 2925 A	-9.78%
Federated Target ETF Fund 2035 A	-11.91%
*Date of Inception of Federated Target ETF Funds.
Net returns for A shares at NAV as of 1/30/09.

What happens to participant deferrals during this period?
All participant deferrals will be invested according to the Fund’s investment objective and strategy as normal.

How do the expenses of the Federated Stock and Bond Fund compare to the ETF Funds?
As noted in the proxy, the gross expenses of the Federated Stock and Bond Fund are less than those of the ETF Funds.  While net expenses after waiver of the Federated Stock and Bond Fund currently are higher than those of the ETF Funds, certain expense waivers which are now in effect with respect to the ETF Funds are voluntary and may not continue in the future.

	Net Expenses			Gross Expenses
	Class A	Class K	Class IS	Class A	Class K	Class IS
Federated Stock and Bond Fund	1.53%	2.03%	1.28%	1.92%	2.33%	1.66%
Federated Target ETF Fund 2015	0.53%	1.00%	0.29%	8.11%	8.17%	7.74%
Federated Target ETF Fund 2025	0.53%	1.00%	0.28%	5.45%	5.62%	4.97%
Federated Target ETF Fund 2035	0.52%	1.00%	0.29%	7.89%	7.99%	7.39%

What is the timing for the Reorganization(s)?
•	It is anticipated that the proxy will begin mailing on Thursday, April 23, to shareholders of the ETF Funds.

•
The Altman Group has been hired as the proxy tabulator/solicitor for this proxy campaign.  Shareholders of the ETF Funds who have not yet voted their shares may begin to receive solicitation calls the week of May 11th.

•	The shareholder meeting is scheduled for Wednesday, June 10, 2009. If approved by shareholders, the tax-free Reorganizations are scheduled to occur over the weekend of June 12th.

Existing shareholders in the ETF Funds A, K, and IS share classes will move into the corresponding A, K, and IS share classes of the Federated Stock and Bond Fund.

How do I vote my shares?
You may vote in person at the meeting, or by completing and returning the enclosed proxy card.

If you:
1.	Do not respond at all, we may contact you by telephone to request that you cast your vote.
2.	Sign and return the proxy card without indicating a preference, your vote will be cast “for” the proposals.

You may also vote by telephone or on the internet; please refer to your ballot for the appropriate toll-free telephone number and internet address.

What should I do in connection with the Reorganization(s)?
You need not and should not do anything for the Reorganization(s) except vote your shares today.  If approved, the Reorganization(s) will take place automatically, and your ETF Fund shares will automatically be exchanged to Federated Stock and Bond Fund shares. We request that you do not attempt to make the exchange yourself, as this will disrupt the management of the Fund’s portfolio.

Whom do I call if I have questions about this Proxy Statement?
Call your Investment Professional or a Federated Client Service Representative.  Federated’s toll-free number is 1-800-341-7400.

After careful consideration, the Board of Trustees has unanimously approved these proposals.  The Board of Trustees recommends that you read the enclosed materials carefully and vote FOR the proposals.